KIRKLAND LAKE GOLD INTERSECTS HIGH-GRADE MINERALIZATION AT MACASSA, RESULTS
SUPPORT CONTINUED GROWTH IN MINERAL RESERVES AND MINERAL RESOURCES

•	Infill drilling into Inferred Mineral Resources at South Mine Complex (“SMC”) returns high -grade intersections in support future Mineral Resource conversion

o	Key intercepts: 63.8 g/t over 1.4 metre (“m”) true width, 57.3 g/t over 0.9 m true width and 15.1 g/t over 3.2 m true width

•	High-grade intersections outside existing Mineral Resources demonstrate potential for significant future Resource growth

o	Key intercepts: 210.5 g/t over 1.5 m true width, 100.5 g/t over 0.9 m true width, 56.9 g/t over 4.7 m true width, 16.5 g/t over 1.6 m true width, 78.2 g/t over 3.6 m true width

•	Footwall vein related to SMC intersected 134 m east of New South Zone, mineralization to be tested from recently completed drill bay on far east end of 5300 Level exploration drift

o	Key intercepts: 235.5 g/t over 0.3 m, 41.5 g/t over 1.1 m, 100.5 g/t over 0.6 m

•	New high-grade intersections in close proximity to location of new #4 Shaft, scheduled for completion early in 2022.

Toronto, Ontario – April 27, 2018 – Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today reported new high-grade drill intersections from underground exploration drilling on the SMC at the Macassa Mine, Kirkland Lake, Ontario. The new results involve 44 holes for 17,264 m of underground drilling from the 5305-foot level (“5305 Level”) east exploration drift. Underground drilling from the 5305 Level will continue throughout the remainder of 2018. A new drill bay has been recently completed at the east end of the exploration drift, which will allow further easterly exploration of the SMC later in the year.

The new high-grade Intersections are situated within the 259 m eastern extension of the SMC, that was first reported on June 28, 2017 (see Kirkland Lake Gold News Release dated June 28, 2017). The results are significant as they will support both the conversion of existing Inferred Mineral Resources, as well as Mineral Resource expansion, given that many of the intersections are located outside existing Mineral Resource blocks. The intersections being reported today are located approximately 550 m south-southeast of the new #4 Shaft, which is targeted for completion early in 2022. By comparison, the new intersections are approximately 2.1 km east of the current production shaft (the #3 Shaft).

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “The eastern extension of the SMC was a significant development for the Macassa Mine and was the key driver of our recent strong growth in Mineral Resources. On February 20, 2018 we announced a 58% increase in Measured and Indicated Mineral Resources at the mine, to 2.1 million ounces at an average grade of 17.1 g/t, and a 48% increase in Inferred Mineral Resources, to 1.4 million ounces at an average grade of 22.2 g/t. The new drill results further increase our confidence that, going forward, we will see a significant percentage of our Mineral Resource base converted into Mineral Reserves. The results also confirm the considerable potential that exists to increase Mineral Resources through additional drilling within the known area of SMC mineralization. The opportunity to substantially grow ounces and extend mine life at Macassa was a key factor in our decision to move forward with our #4 Shaft project. Exploration work is continuing at the mine, with three underground drills in operation to further explore for Mineral Resource conversion and expansion opportunities in the SMC.”

Underground Drilling Program Defining, Upgrading and Expanding Resource Areas

Recent drilling conducted from the easternmost drill stations on the 5300-foot level (“5300 Level”) concentrated on follow up drilling in the eastern extension area first detailed in June 2017. Since that time, the 5300 Level exploration drift has been extended 208 m to allow for better intersection angles required for Mineral Resource generation.

The mineralization intersected with the new drill results appears to correlate with the New South Zone, the largest and most continuous zone in the South Mine Complex. Typical of the SMC, the zone strikes east-west in the geology grid and dips between 17 and 30 degrees south. The dominant mineral present appears to be gold-bearing telluride calaverite, with visible gold also commonly being observed.

Diamond drilling is targeting both Inferred Mineral Resource areas for future conversion and Mineral Resource expansion as part of the current exploration program. To accomplish these objectives, drill hole spacing has been reduced to between 15 m and 21 m. Drill holes that tested the December 2017 Inferred Mineral Resource areas include: 53-3391 (63.8 g/t over 1.4 m true width), 53-3387 (57.3 g/t over 0.9 m true width) and 53-3388 (15.1 g/t over 3.2 m true width).

Resource expansion drill intercepts, situated outside the Inferred Mineral Resource areas, include 53-3390A (210.5 g/t over 1.5 m true width), located 9 m northwest of the Inferred Mineral Resource area, 53-3394 (100.5 g/t over 0.9 m true width), located 11.6 m east and 23 m south of the Inferred Mineral Resource area and 53-3404A (56.9 g/t over 4.7 m true width) located 54 m southeast of the current Inferred Mineral Resource area. Additional intercepts expanding the Inferred Mineral Resource area to the southeast include 53-3401 (16.5 g/t over 1.6 m true width) and 53-3393 (78.2 g/t over a true width of 3.6 m).

New Footwall Mineralization Intersected East of the Current Mineral Resource Area

Included in the drill results announced today are intersection of high-grade mineralization east of the current Mineral Resource area believed to be related to the SMC. Among the results, drill hole 53-3342 intersected 100.5 g/t over a core length of 0.6 m, -5927 elevation, 134 m east of the current Mineral Resource area in what is believed to be a footwall vein to the New South Zone. Drill hole 53-3343 intersected two footwall veins, including 41.8 g/t over a core length of 0.3 m in one vein, and 30.5 g/t over a core length 0.3 m in the second vein. These intersections are located 77 m southeast of the current Inferred Mineral Resource area, at the -5964 elevation, and will be further tested from the far east drill bay on 5300 Level.

Underground Development Now Advancing West Leg

The next leg of underground development on 5300 Level will include a 152 m drift and drill bay extension to the west. Exploration at this location will concentrate on locating and defining Mineral Resources, which could be developed in the short term. While this development is underway, one of the exploration drills on 5300 Level will be re-located to the recently completed far east drill bay to continue testing and expanding the SMC to the east. Subject to continued favourable results from this program, the 5300 Level east exploration drift may be extended an additional 152 m east.

Qualified Person

The Company’s exploration programs at Macassa are conducted under the supervision of Stewart Carmichael, P.Geo., Regional Exploration Manager. Mr. Carmichael is the ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and has reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control (“QA/QC”) program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. The drill core is sawn in half with one half of the core samples shipped to Swastika Laboratories in Swastika, Ontario. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of certified reference standards, blanks and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This Press Release contains statements which constitute ”forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company’s business, including but not limited to; the continued exploration programs on the SMC mineralization, the timing and results thereof; the ability to continue to expand the SMC and to increase its level of resources and the timing thereof; the potential to increase the level of resources and reserves; the anticipated completion date of the #4 shaft and potential impact and benefits thereof; the amount of future production over any period; and assumptions made relating to operating cash costs. Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral reserves and resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2017, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1: SMC East Underground Exploration (5300 Level)

Below summarizes the latest SMC East underground drilling results in metric values:

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	TRUE WIDTH (m)
53-3337	New South	-68	358	218.9	219.8	0.9	14.1	0.9
53-3338	New South	-64	006	224.7	225.6	0.9	21.6	0.8
53-3339	New South	-52	008	237.8	238.2	0.4	1.4	NC
Undefined Footwall				308.2	308.7	0.5	40.1	?
53-3340	New South	-49	012	267.0	268.5	1.5	60.0, VG	1.2
Undefined Footwall				280.8	281.9	1.1	41.5, Tell	?
Undefined Footwall				331.2	331.5	0.3	235.5, VG	?
53-3341	New South	-55	014	283.3	285.1	1.8	4.1	NC
53-3342	New South	-51	018	253.2	253.6	0.4	0.7	NC
Undefined Footwall				279.5	280.1	0.6	100.5	?
Incl.				279.8	280.1	0.3	137.8, VG	?

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	TRUE WIDTH (m)
53-3343	New South	-71	018	227.7	228.0	0.3	4.5	NC
Undefined Footwall				232.9	233.2	0.3	41.8, VG	?
Undefined Footwall				235.7	236.0	0.3	30.5, VG	?
53-3344	New South	-90	360	215.5	216.1	0.6	NSV	NC
Undefined Footwall				265.0	265.9	0.9	16.8	?
53-3345	New South	-85	357	208.4	214.9	6.5	1.4	NC
Undefined Footwall				235.3	235.7	0.4	43.5	?
53-3348	New South	-37	004	212.9	213.2	0.3	3.6	NC
53-3349	New South	-37	357	211.2	211.5	0.3	0.7	NC
Undefined Footwall				218.1	218.4	0.3	92.5, VG, Tell	?
Undefined Footwall				227.7	228.1	0.4	748.5, VG, Tell	?
53-3350	Undefined HW	-44	357	166.7	170.4	3.7	5.8	?
	New South			203.9	204.5	0.6	NSV	NC
53-3351	New South	-59	318	212.0	213.0	1.0	21.9	1.0
53-3352	New South	-65	318	207.7	208.8	1.1	9.6	1.2
53-3353	New South	-56	324	221.3	224.2	2.9	14.4	2.8
53-3354	New South	-58	328	220.6	221.3	0.7	8.2	NC
Undefined Footwall				226.5	226.9	0.4	37.4, VG	?
Undefined Footwall				230.9	231.9	1.0	39.8, VG	?
Undefined Footwall				261.9	262.2	0.3	105.3, VG	?
53-3355	New South	-52	328	228.6	229.2	0.6	8.6	0.6
53-3356	New South	-64	332	214.0	214.6	0.6	16.8	0.6
53-3357	New South	-46	336	228.3	228.6	0.3	20.9	0.3
53-3358	New South	-54	338	227.7	229.5	1.8	2.4	NC
Undefined Footwall				257.5	257.9	0.4	10.8	?
53-3359	New South	-59	340	215.1	215.5	0.4	NSV	NC
Undefined Footwall				222.3	222.6	0.3	16.8	?
53-3373	New South	-33	340	198.1	199.0	0.9	1.4	NC
53-3374	New South	-32	348	195.1	195.4	0.3	1.4	NC
53-3375	New South	-28	335	207.7	208.0	0.3	12.9	0.2

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	TRUE WIDTH (m)
53-3376A	New South	-27	341	207.3	207.7	0.4	0.8	NC
Undefined Footwall				223.6	224.9	1.3	29.5	?
53-3378A	New South	-22	335	230.9	231.2	0.3	NSV	NC
53-3387	New South	-67	282	219.4	220.3	0.9	57.3	0.9
53-3388	New South	-65	295	217.9	221.1	3.2	15.1	3.2
53-3389	New South	-58	290	221.2	223.5	2.3	17.8	2.2
53-3390A	New South	-57	300	222.0	223.6	1.6	210.5 (131.0*)	1.5
Including				222.0	222.3	0.3	612.3, VG, Tell	0.3
and				222.9	223.2	0.3	342.3, VG, Tell	0.3
53-3391	New South	-62	304	217.8	219.2	1.4	63.8	1.4
Including				217.8	218.1	0.3	190.3, VG, Tell	0.3
53-3392A	New South	-61	312	215.8	216.9	1.1	5.5	NC
53-3393	New South	-70	290	215.2	218.8	3.6	78.2 (60.0*)	3.6
Including				217.7	218.0	0.3	494.4, VG, Tell	0.3
and				218.3	218.8	0.5	123.4, VG	0.4
53-3394	New South	-67	304	210.0	210.9	0.9	100.5	0.9
Including				210.0	210.3	0.3	256.0, Vg, Tell	0.3
53-3395	New South	-72	300	215.2	218.2	3.0	81.9	3.0
Including				215.2	216.0	0.8	156.0, VG	0.9
and				216.3	216.8	0.5	262.8, VG	0.5
53-3396	New South	-32	289	248.0	248.5	0.5	2.5	NC
53-3397	New South	-35	291	247.5	249.8	2.3	0.7	NC
53-3398	New South	-37	299	240.2	240.5	0.3	11.6	0.3
53-3399	New South	-57	286	231.0	231.6	0.6	31.2	0.6
53-3400	New South	-59	290	223.1	223.7	0.6	37.4	0.6
53-3401	New South	-77	313	214.8	216.4	1.6	16.5	1.6
53-3402	New South	-73	316	212.2	213.1	0.9	109.7	0.9
Including				212.2	212.7	0.5	115.3, VG	0.5
and				212.7	213.1	0.4	103.4	0.4

DRILL HOLE	ZONE	DIP (degree)	AZIMUTH (degrees)	FROM (m)	TO (m)	CORE LENGTH (m)	ASSAY (g/t)	TRUE WIDTH (m)
53-3403	New South	-73	329	212.2	212.9	0.7	143.0, VG	0.7
53-3404A	New South	-77	331	217.0	221.7	4.7	56.9 (38.4*)	4.7
Including				217.0	217.3	0.3	112.2, VG, Tell	0.3
and				217.3	217.7	0.4	479.0, VG, Tell	0.4

NSV = No significant value, VG = Visible Gold; Tell = Tellurides; *Cut = cut to 274.0 g/t.
The top cut only applies to New South Zone where a statistical cut has been calculated. All other zones remain uncut.
NC = True widths not calculated.
? = True widths not calculated as additional drilling is required to ascertain geometry.

Figure 1: Plan View 5300 Level East Showing Latest Drill Hole Intersections

Figure 2: Plan View SMC East Showing Latest Drill Hole Intersections – Footwall and Hangingwall zones.